SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

CNPJ/MF 33.042.730/0001-04

NIRE nº 35300396090

PUBLIC COMPANY

CALL NOTICE OF

ORDINARY GENERAL ASSEMBLY

The shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby invited for the Annual Shareholders' Meeting to be held on April 26, 2019, at 09:00 am, at the Company's headquarters located at Av. Brigadeiro Faria Lima, 3,400, 20th floor, São Paulo / SP, in order to deliberate on the following agenda: (i) To prepare the management accounts, examine, discuss and vote on the Company's Financial Statements for the fiscal year ended December 31, 2018; (ii) deliberate on the allocation of net income for the fiscal year ended December 31, 2018 and the distribution of dividends; (iii) establish the number of members of the Board of Directors; (iv) establish the managers' overall compensation for the 2019 fiscal year; and (v) establish the number of members of the Board of Directors.

A minimum of 5% (five percent) of the Company’s voting capital is required for requesting the adoption of the multiple voting process.

Shareholders, whose shares are in custody, are requested to present updated statements provided by the custodian body, containing the respective equity interest.

The participation of the Shareholder may be (i) in person, (ii) by a duly constituted attorney, or (iii) via electronic ballot sent through their respective custodian agents or directly to the Company, pursuant to CVM Instruction No. 481/09, as amended.

Those who wish to be represented by a proxy must observe the terms of paragraph 1 of art. 126 of Law No. 6.404/76, and the instruments of power of attorney with special powers for representation at the General Meeting referred to in this notice must be deposited at the Company's headquarters, 48 (forty-eight) hours prior to the date scheduled to be held, in order to expedite the attendance of shareholders.

Detailed guidelines on completing and sending the Voting Bulletin, as well as the documentation related to the matters on the agenda are available at the company's headquarters, as well as on the websites of the Comissão de Valores Mobiliários (www.cvm.gov) .br), B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br)  and the Company's Investor Relations Department (www.csn.com.br/ri).

São Paulo, March 26th 2018.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.